SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      CASCADE MOUNTAIN MINING COMPANY, INC.
                        (FORMERLY WEB VIEWS CORPORATION)
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   94733P 10 1
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 6, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

 IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
  SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Michael  J.  Skopos
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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]

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|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        SC

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                   [ ]

--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        US

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                     |7|  SOLE  VOTING  POWER
NUMBER  OF                8,285,700
SHARES               -----------------------------------------------------------
BENEFICIALLY         |8|  SHARED  VOTING  POWER
OWNED  BY  EACH            N/A
REPORTING            -----------------------------------------------------------
PERSON  WITH         |9|  SOLE  DISPOSITIVE  POWER
                          8,285,700
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
                       N/A

--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                       8,285,700

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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *      N/A

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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                       6.4%

--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN

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ITEM  1.  Security  and  Issuer.

Schedule  13D  relates  to  the Common Stock of Cascade Mountain Mining Company,
Inc. (formerly known as Web Views Corporation) (hereinafter "Cascade"). The principal executive offices of Cascade are located at Two Union Square, 601 Union Street, 42nd Floor, Seattle, Washington 98101.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Michael J. Skopos. Mr. Skopos is an individual residing at 4500 Bonark Way, Sacramento, California 95842. Mr. Skopos is the Chief Geologist of Cascade. Mr. Skopos also serves as a Director of Cascade.

(d)-(e) During the last five years, Mr. Skopos: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Skopos is a citizen of the United States and his social security number is 301-2681-35.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr. Skopos acquired 138,095 shares of Common Stock of Cascade in exchange for 100,000 shares of common stock of Cascade Mountain Mining Corp. pursuant to an Exchange Agreement dated June 6, 2003 (the "Exchange") referenced by Exhibit 1 which is incorporated by reference. On June 17, 2003, following a 60:1 forward stock split, Cascade amended its Articles of Incorporation to authorize Three Hundred Ten Million (310,000,000) shares, consisting of Three Hundred Million (300,000,000) shares of common stock, par value $0.001 per share ("Common
Stock"), and Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share ("preferred Stock"). As a result of these transactions, Mr. Skopos owns 8,285,700 shares of Common Stock.

ITEM  4.  Purpose  of  Transaction

Mr. Skopos acquired the securities of Cascade for investment purposes. Depending on general market and economic conditions affecting Cascade and other relevant factors, Mr. Skopos may purchase additional securities of Cascade or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr.  Skopos  does  not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Cascade, or the disposition of securities of Cascade;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Cascade;

(c)     a  sale  or  transfer  of  a  material  amount  of  assets  of  Cascade;

(d) any change in the present board of directors or management of Cascade, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Cascade;

(f)     any other material changes in Cascade's business or corporate structure;

(g) changes in Cascade's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cascade by any person;

(h) causing a class of securities of Cascade to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Cascade becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Michael J. Skopos beneficially owns 8,285,700 shares of Common Stock, $0.001 par value, of Cascade. The shares of Common Stock beneficially owned by Mr. Skopos constitute approximately 6.4% of the total number of shares of Common Stock of Cascade, based upon 130,000,020 shares of Common Stock outstanding as of June 17, 2003 (as reported in the Current Report on Form 8-K filed on June 25, 2003).

(b) Mr. Skopos has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Skopos.

(c) Mr. Skopos acquired the Common Stock as a result of the transaction discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Skopos.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

Exhibit 1(1) Exchange Agreement dated June 6, 2003, between Web Views Corporation and Cascade Mountain Mining Corp.

(1)  Filed  as  Exhibit  2.1  to  the report on Form 8-K filed on June 20, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July  29,  2003               By:  /s/  Michael  J.  Skopos
                                         --------------------------
                                          Michael  J.  Skopos

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